1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 11, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
CONNECTED TRANSACTION - PREPAYMENT OF RENTAL

In view of the recent increases in rent of office premises in Beijing, the Company at the request of China Aluminium Development has agreed to make a prepayment of the annual rent and property management fees of the Premises, of which the Company is the tenant, for the remaining two years of the tenancy. The total prepayment amounts to RMB145,314,782 and will be paid to China Aluminium Development before 15 October 2006. China Aluminium Development is the landlord of the Premises and is a connected person of the Company.

This announcement shall supersede the announcement of the Company dated 5 September 2006.

Reference is made to the announcement of Aluminum Corporation of China Limited (the "Company") dated 30 March 2005 relating to the renting of the office premises at 12th to 16th floors and 18th to 31 floors (a total of 19 floors) (the "Premises") of No. 62 Xizhimen Bei Street Hai Dian District, Beijing City, the PRC, by China Aluminium Development Company Limited ("China Aluminium Development") as the landlord to the Company as the tenant.

The board of directors (the "Directors", and the "Board") of the Company announces that at the request of China Aluminium Development, the Company has agreed to prepay to China Aluminium Development the annual rent and property management fees of the Premises for the remaining two years of the tenancy of the Premises from 15 October 2006 to 15 October 2008. The annual rent and property management fees of the Premises are RMB61,648,696 and RMB11,008,695, respectively, being the agreed amount in the tenancy agreement of the Premises ("Tenancy Agreement"). The tenancy of the Premises is for a term of three years commencing from 15 October 2005 to 15 October 2008. The Company has paid the rent for the first year from 15 October 2005 to 15 October 2006 upon entering into the tenancy agreement with China Aluminium Development in March 2005, being payment in advance in accordance with the terms of the Tenancy Agreement. The aggregate amount of the prepayment in the sum of RMB145,314,782 will be made by the Company to China Aluminium Development before 15 October 2006.

Due to the recent increase in rent of office premises in Beijing, China Aluminium Development has approached the Company for prepayment of the annual rent of the Premises. The Board, including the independent non-executive Directors, having considered the market rent of comparable office premises in Beijing, is of the view that the request of China Aluminium Development is not unreasonable and in order to secure the amount of annual rent and property management fees not be increased for the remaining term of the tenancy, the Board has agreed to prepay the annual rent and property management fees of the Premises for the remaining two years to 15 October 2008. The Board, including the independent non-executive Directors, is of the view that the prepayment is reasonable and in the interests of the shareholders of the Company as a whole. The cost of making the prepayment is the loss of interests and the Board considers that it will have no material impact on the Company's financial positions. The Board noted that it is not uncommon for a landlord in Beijing to increase the rent in view of the rapid rental rise in Beijing in recent years. Moreover, the Board considers it vital to maintain a long-term co-operative relationship with China Aluminum Development to secure the Premises, which is not easily replaceable, at reasonable rental in the future, especially when the term of the Tenancy Agreement expires in 2008. A supplemental agreement, which contains an undertaking by China Aluminium Development not to request for any increase in rent for the remaining term of the tenancy and not being a new transaction in itself, will be entered into between China Aluminium Development and the Company to vary the terms and conditions of the tenancy agreement of the Premises.

China Aluminium Development is a wholly-owned subsidiary of Aluminum Corporation of China, the controlling shareholder (as defined in the Listing Rules) of the Company. Accordingly, China Aluminium Development is a connected person of the Company. The making of the total amount of the prepayment does not exceed 2.5% of any of the percentage ratios under the Listing Rules and is not required to be approved by the independent shareholders of the Company under the Listing Rules. China Aluminium Development is engaged in the business of operation and development of real estate property, property management, interior and exterior decoration, sale of construction material and non-ferrous metal products, and investment in enterprises.

The Company and its subsidiaries are engaged in the principal business of producing alumina and primary aluminum in China. The Company's primary activities include refining bauxite into alumina and smelting alumina to produce aluminum.

This announcement shall supersede the announcement of the Company dated 5 September 2006 which has been released without authorization or prior knowledge of the Company. The Company has investigated into this matter and believes that it is unlikely that similar incident would occur again in the future.

As at the date hereof, the Board comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

7 September 2006 Beijing, the PRC * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary